Exhibit 99.1

Akazoo S.A.

Société anonyme

Registered office: 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg: B232611

(the Company)

CONVENING NOTICE

TO THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF AKAZOO S.A.

TO BE HELD IN LUXEMBOURG AT THE COMPANY'S REGISTERED OFFICE

LOCATED AT 19, RUE DE BITBOURG, L-1273 LUXEMBOURG

ON 17 MARCH 2020 AT 5 P.M. LUXEMBOURG TIME / NOON NEW YORK TIME

Luxembourg, 26 February 2020

Dear Shareholders,

You are cordially invited to attend the extraordinary general meeting (assemblée générale extraordinaire) of the shareholders of Akazoo S.A. (the Extraordinary General Meeting) scheduled to be held on 17 March 2020 (5 p.m. Luxembourg time / noon New York time) at the Company’s registered office located at 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, immediately following the special general meeting (assemblée générale particulière) of the shareholders of the Company (the Special General Meeting) to be held on that same date. The principal reason for holding the Extraordinary General Meeting is the amendment of the Company’s articles of association in order to therein include the concept of the record date for shareholder general meetings, as applied by comparable Luxembourg companies listed on markets outside the European Union, as well as to clarify certain corporate governance matters and convening and holding procedures and formalities for general meetings of shareholders of the Company.

The minutes of the Extraordinary General Meeting will be recorded as a notarial deed by the Luxembourg notary Maître Elisabeth Reinard or any other Luxembourg notary in her replacement.

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Information concerning the matters to be considered and voted upon at the Extraordinary General Meeting may be found in this convening notice and the following attachments:

–	proxy statement (Schedule 1)

–	proxy form (Schedule 2)

–	voting form (Schedule 3)

The above documents are also available at investors.akazoo.com and www.proxyvote.com, as well as the Company’s registered office in Luxembourg, where a copy can be obtained free of charge.

The board of directors of the Company (the Board) has fixed the close of business (11 p.m. Luxembourg time / 5 p.m. New York time) on 18 February 2020 as the record date for the Extraordinary General Meeting (the Record Date), i.e. the same date and time as the record date set for the Special General Meeting, and only holders of record of shares (including any “street name” holders holding shares in the Company through a depositary or sub-depositary in accordance with the Company’s articles of association) at such time shall be admitted to and vote at the Extraordinary General Meeting or any adjournment or postponement thereof (including, without limitation, any reconvened Extraordinary General Meeting in accordance with article 450-3 (2) of the Luxembourg law of 10 August 1915 on commercial companies). Shareholders (including registered shareholders as well as “street name” holders) who have transferred their shares between the Record Date and the date of the Extraordinary General Meeting cannot attend the Extraordinary General Meeting, vote by proxy or vote by way of a voting form. In case of breach of such prohibition, criminal sanctions may apply.

If you are unable to attend the Extraordinary General Meeting and you wish to be represented, please authorize a proxy to vote your shares in accordance with the instructions you received from the Company or your bank, brokerage firm or other record owner. This will not prevent you from voting your shares in person if you subsequently choose to attend the Extraordinary General Meeting.

Alternatively, you may also vote by way of a voting form. This will not prevent you from voting your shares in person if you subsequently choose to attend the Extraordinary General Meeting.

Please consult the proxy statement attached hereto as Schedule 1 as to the procedures for attending the Extraordinary General Meeting, voting by proxy form or voting by voting form.

I.	AGENDA

The agenda for the Extraordinary General Meeting reads as follows:

1.	Addition of new paragraph 6.12 to article 6 of the Company’s articles of association.

2.	Amendment of paragraph 8.3 of article 8 of the Company’s articles of association.

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3.	Addition of new paragraph 8.5 to article 8 of the Company’s articles of association.

4.	Amendment of paragraph 9.6 of article 9 of the Company’s articles of association.

5.	Amendment of paragraph 9.7 of article 9 of the Company’s articles of association.

6.	Addition of new paragraph 9.8 to article 9 of the Company’s articles of association.

7.	Addition of new paragraph 9.9 to article 9 of the Company’s articles of association.

8.	Amendment of paragraph 20.5 of article 20 of the Company’s articles of association.

9.	Ratification of all convening and holding procedures and formalities with respect to the Special General Meeting and the Extraordinary General Meeting.

II.	PROPOSALS OF SHAREHOLDERS

A shareholder or shareholders holding together at least 10% of the share capital may request the addition of one or several new items to the agenda for the Extraordinary General Meeting. In doing so, such shareholders must comply with the requirements of the Luxembourg law of 10 August 1915 on commercial companies and must send their requests by registered mail to the Company’s registered office at least 5 days before the Extraordinary General Meeting is held. Such request must include either (a) the text of the new agenda item and/or a draft resolution, and a background explanation, or (b) an alternative resolution for an existing agenda item, with a clear identification of the agenda item concerned, the text of the proposed alternative resolution, and a background explanation. It must also include the name of a contact person and the postal address and email address to which the Company can send an acknowledgment of receipt of such request. The Company reserves the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any request that does not comply with these or other applicable requirements.

III.	QUORUM AND MAJORITY REQUIREMENTS

The approval of the above agenda items at the Extraordinary General Meeting is subject to such quorum and majority requirements as set out in the Luxembourg law of 10 August 1915 on commercial companies and the Company’s articles of association.

Agenda items 1 to 8: (1) Addition of new paragraph 6.12 to article 6, (2) amendment of paragraph 8.3 of article 8, (3) addition of new paragraph 8.5 to article 8, (4) amendment of paragraph 9.6 of article 9, (5) amendment of paragraph 9.7 of article 9, (6) addition of new paragraph 9.8 to article 9, (7) addition of new paragraph 9.9 to article 9 and (8) amendment of paragraph 20.5 of article 20, of the Company’s articles of association.

Each proposed amendment in the above agenda items 1 to 8 to be resolved upon at the Extraordinary General Meeting requires a quorum of one half of the Company’s issued share capital being present

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or represented at the Extraordinary General Meeting. The resolution will be passed for each proposed amendment by at least two-thirds of the votes validly cast. If the aforementioned quorum is not met, the Extraordinary General Meeting may be reconvened by the Board. The reconvened Extraordinary General Meeting will not require any specific quorum. The resolution will be passed for each proposed amendment at the reconvened meeting by at least two-thirds of the votes validly cast, irrespective of the percentage of the Company’s issued share capital that is present or represented at the Extraordinary General Meeting.

Agenda item 9: Ratification of all convening and holding procedures and formalities with respect to the Special General Meeting and the Extraordinary General Meeting.

The above agenda item 9 to be resolved upon at the Extraordinary General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the percentage of the Company’s issued share capital that is present or represented at the Extraordinary General Meeting.

IV.	VOTING IN PERSON, BY PROXY OR BY WAY OF A VOTING FORM

You may attend the Extraordinary General Meeting in person or by proxy. A proxy form is attached to this convening notice as Schedule 2.

Alternatively, you may vote by way of a voting form. A voting form is attached to this convening notice as Schedule 3.

In order to ensure the efficient organization of the Extraordinary General Meeting, the completed proxy form or the completed voting form must be received no later than 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time) in accordance with the instructions set out therein.

ANY PROXY FORM OR VOTING FORM RECEIVED BY THE TABULATION AND PROXY AGENT AFTER THE ABOVE DEADLINE SHALL BE DISREGARDED.

If your shares are held in “street name” as of the Record Date, you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

All shareholders planning to attend the Extraordinary General Meeting in person must contact our Investor Relations department at investors@akazoo.com by 13 March 2020 (5 p.m. Luxembourg time / noon New York time) to reserve a seat. For admission, shareholders should come to the Extraordinary General Meeting check-in area no less than 15 minutes before the Extraordinary General Meeting is scheduled to begin.

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Should you require any further information in connection with the Extraordinary General Meeting, please contact our Investor Relations department at investors@akazoo.com.

Sincerely,

For and on behalf of the board of directors of Akazoo S.A.

Name: Lewis W. Dickey, Jr.

Title: Chairman

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Schedule 1

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF AKAZOO S.A.

TO BE HELD IN LUXEMBOURG AT THE COMPANY'S REGISTERED OFFICE

ON 17 MARCH 2020 AT 5 P.M. LUXEMBOURG TIME / NOON NEW YORK TIME

This proxy statement is being provided to solicit proxies on behalf of the board of directors (the Board) of Akazoo S.A., a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés, Luxembourg) under number B232611 (the Company) for use at an extraordinary general meeting (assemblée générale extraordinaire) of shareholders of the Company (the Extraordinary General Meeting) to be held on 17 March 2020 (5 p.m. Luxembourg time / noon New York time) at the Company's registered office located at 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof (including, without limitation, any reconvened Extraordinary General Meeting in accordance with article 450-3 (2) of the Luxembourg law of 10 August 1915 on commercial companies).

This proxy statement is also available at investors.akazoo.com and www.proxyvote.com.

This proxy statement will also be made available to our “street name” holders (meaning beneficial owners with their shares held through a bank, brokerage firm or other record owner) and registered shareholders as of the close of business (11 p.m. Luxembourg time / 5 p.m. New York time) on 18 February 2020 (the Record Date) through the delivery methods described below.

This proxy statement, together with the convening notice, proxy form, voting form and letter of the chairman are hereinafter referred to as the Proxy Materials.

I.	FOREIGN PRIVATE ISSUER

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended, and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

II.	ACCESS TO PROXY MATERIALS

(a)	“Street name” holders

We have elected to provide access to our Proxy Materials over the internet. You will have the ability to access the Proxy Materials free of charge on the website referred to above or at the Company’s

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registered office in Luxembourg. You may request to receive a printed set of the Proxy Materials by contacting our Investor Relations department at investors@akazoo.com.

You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth above. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access the Proxy Materials and to exercise the voting rights attendant to their shares at the Extraordinary General Meeting.

(b)	Registered shareholders

We intend to mail the Proxy Materials on or around 26 February 2020 to all registered shareholders. These documents may also be obtained free of charge on the website referred to above, and at the Company’s registered office in Luxembourg.

III.	VOTING RIGHTS

Only registered shareholders and “street name” holders of shares as of the Record Date will be entitled to attend the Extraordinary General Meeting and to vote at the Extraordinary General Meeting. On the Record Date, 49,735,210 shares will be issued and outstanding. Each share is entitled to one vote at the Extraordinary General Meeting.

IV.	QUORUM

The Extraordinary General Meeting requires the following quorums:

Agenda items 1 to 8: (1) Addition of new paragraph 6.12 to article 6, (2) amendment of paragraph 8.3 of article 8, (3) addition of new paragraph 8.5 to article 8, (4) amendment of paragraph 9.6 of article 9, (5) amendment of paragraph 9.7 of article 9, (6) addition of new paragraph 9.8 to article 9, (7) addition of new paragraph 9.9 to article 9 and (8) amendment of paragraph 20.5 of article 20 of the Company’s articles of association.

Each proposed amendment in the above agenda items 1 to 8 to be resolved upon at the Extraordinary General Meeting requires a quorum of one half of the Company’s issued share capital being present or represented at the Extraordinary General Meeting. If the aforementioned quorum is not met, the Extraordinary General Meeting may be reconvened by the Board. The reconvened Extraordinary General Meeting will not require any specific quorum.

Agenda item 9: Ratification of all convening and holding procedures and formalities with respect to the Special General Meeting and the Extraordinary General Meeting.

The above agenda item 9 to be resolved upon at the Extraordinary General Meeting does not require any specific quorum.

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V.	BROKER NON-VOTES AND ABSTENTIONS

Broker non-votes occur when a broker holding shares in “street name” for a beneficial owner submits a proxy that votes the shares on one or more proposals, but does not vote on one or more other proposals with respect to which the broker did not receive instructions from the beneficial owner about how to vote the shares and is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTENTION” box on the voting form. Your broker will NOT be able to vote your shares with respect to the proposal or other matters considered at the Extraordinary General Meeting unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner. With respect to any matters considered at the Extraordinary General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to the proposal. Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of a proposal.

VI.	PROCESS FOR VOTING BY PROXY FORM OR VOTING FORM AND REVOCATION / RETRACTION

If you are a registered shareholder as of the Record Date, you may attend the Extraordinary General Meeting in person (see information under section VII. (Attending the Extraordinary General Meeting in person) below) or by proxy. Should you wish to attend by proxy, we kindly ask you to return the proxy form in accordance with the instructions set out therein.

Alternatively, you may vote by mail by marking, dating, signing and returning the voting form in the postage-paid envelope.

Submitting your proxy form or voting form by mail will not affect your ability to attend the Extraordinary General Meeting in-person and vote at the Extraordinary General Meeting.

If your shares are held in “street name” as of the Record Date, you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

The Company will retain an independent tabulator (Broadridge) to receive and tabulate the voting forms and proxy forms.

The proxy form provides that, if amendments of any resolutions were to be presented or any other matters were to come before the Extraordinary General Meeting, or any adjournment or postponement thereof (including, without limitation, any reconvened Extraordinary General Meeting in accordance with article 450-3 (2) of the Luxembourg law of 10 August 1915 on commercial companies), the

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shareholder gives power to any lawyer or employee of Norton Rose Fulbright Luxembourg SCS (the Attorney), with full power of substitution, to vote in the shareholder’s name in accordance with the Board’s voting recommendations on such amended or new resolutions, unless the shareholder elects to abstain from voting on such amended or new resolutions as indicated on the proxy form.

The voting form provides that voting forms which, for a proposed resolution, do not show (i) a vote in favor or (ii) a vote against the proposed resolutions or (iii) an abstention are void with respect to such resolution. In case of amendment, during the Extraordinary General Meeting, or any adjournment or postponement thereof (including, without limitation, any reconvened Extraordinary General Meeting in accordance with article 450-3 (2) of the Luxembourg law of 10 August 1915 on commercial companies), of a proposed resolution regarding which a vote has been cast by way of a voting form, such vote shall be considered void.

The voting form also provides that, if any other matters were to come before the Extraordinary General Meeting, or any adjournment or postponement thereof (including, without limitation, any reconvened Extraordinary General Meeting in accordance with article 450-3 (2) of the Luxembourg law of 10 August 1915 on commercial companies), the shareholder shall be deemed to give power to the Attorney, with full power of substitution, to vote in the shareholder’s name and in accordance with the Board’s voting recommendations on such new resolutions, unless the shareholder elects to abstain from voting on such amended or new resolutions as indicated on the voting form.

Please note that proxy forms and voting forms must be received by the tabulation and proxy agent (Broadridge) no later than 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time) in order for such votes to be taken into account.

ANY PROXY FORM OR VOTING FORM RECEIVED BY THE TABULATION AND PROXY AGENT AFTER THE ABOVE DEADLINE SHALL BE DISREGARDED.

Any validly completed and submitted proxy forms shall be irrevocable and any validly completed and submitted voting forms shall be non-retractable unless validly revoked or retracted as described below.

A registered shareholder who has given a proxy or sent a voting form may revoke or retract it (as applicable) at any time before it is exercised at the Extraordinary General Meeting by:

–	attending the Extraordinary General Meeting and voting in person;

–	delivering a written notice of revocation or retraction (as applicable) dated on or before 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time), at the address given below, stating that the proxy is revoked or the voting form retracted; or

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–	signing and delivering a subsequently dated proxy form or voting form on or before 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time), at the address given below.

If you are a registered shareholder, you may request a new proxy form or voting form by contacting our Investor Relations department by email at investors@akazoo.com or alternatively access such documents on the website referred to above, free of charge.

You should send any written notice of revocation or retraction (as applicable), new proxy form or new voting form to Akazoo S.A., c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717, United States of America.

Any “street name” holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Extraordinary General Meeting, in each case subject to and in accordance with such bank’s or brokerage’s applicable instructions. Your last voting instructions, prior to or at the Extraordinary General Meeting, are the voting instructions that will be taken into account.

VII.	ATTENDING THE EXTRAORDINARY GENERAL MEETING IN PERSON

Only holders of the Company’s shares as of the Record Date or their legal proxy holders may attend the Extraordinary General Meeting in person. All holders of shares planning to attend the Extraordinary General Meeting in person must contact our Investor Relations department at investors@akazoo.com by 13 March 2020 (5 p.m. Luxembourg time / noon New York time) to reserve a seat. For admission, shareholders should come to the Extraordinary General Meeting check-in area no less than 15 minutes before the Extraordinary General Meeting is scheduled to begin.

(a)	“Street name” holders

To be admitted to the Extraordinary General Meeting, you will need a form of photo identification and you must also bring valid proof of ownership of your shares on the Record Date.

In order to vote at the Extraordinary General Meeting, you must bring a valid legal proxy from the holder of record. If you hold your shares in “street name” through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Extraordinary General Meeting. In addition, in the event of shares owned in “street name” by a company or any other legal entity, individuals representing such entity who wish to attend the Extraordinary General Meeting in person and vote at the Extraordinary General Meeting on behalf of such entity, must present evidence of their authority to represent the shareholder at the Extraordinary General Meeting by means of a proper document (such as a general or special power of attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be emailed to our Investor Relations department at investors@akazoo.com by 13 March 2020 (5 p.m.

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Luxembourg time / noon New York time). The original documentation evidencing the authority to attend, and vote at the Extraordinary General Meeting, or a notarized and legalized copy thereof, must be presented at the Extraordinary General Meeting.

Registration will begin at 4 p.m. Luxembourg time / 11 a.m. New York time and the Extraordinary General Meeting will begin at 5 p.m. Luxembourg time / noon New York time. No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Extraordinary General Meeting.

(b)	Registered shareholders

To be admitted to the Extraordinary General Meeting, you will need a form of photo identification. In the event of shares owned by a company or any other legal entity, individuals representing such entity who wish to attend the Extraordinary General Meeting in person and vote at the Extraordinary General Meeting on behalf of such entity, must present evidence of their authority to represent the shareholder at the Extraordinary General Meeting by means of a proper document (such as a general or special power of attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be emailed to our Investor Relations department at investors@akazoo.com by 13 March 2020 (5 p.m. Luxembourg time / noon New York time). The original documentation evidencing the authority to attend, and vote at the Extraordinary General Meeting, or a notarized and legalized copy thereof, must be presented at the Extraordinary General Meeting.

You will be admitted to the Extraordinary General Meeting only if we are able to verify your status as a shareholder by checking your name against the list of registered shareholders on the Record Date.

Registration will begin at 4 p.m. Luxembourg time / 11 a.m. New York time and the Extraordinary General Meeting will begin at 5 p.m. Luxembourg time / noon New York time. No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Extraordinary General Meeting.

VIII.	PROCESS FOR SOLICITATION OF PROXIES AND VOTING FORMS

We will pay the cost of soliciting proxies and voting forms for the Extraordinary General Meeting. We may solicit by mail, telephone, personal contact and electronic means, and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the convening notice, and if requested, other Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies and voting forms, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies or voting forms promptly.

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AGENDA ITEMS AND VOTING RECOMMENDATIONS OF THE BOARD

1.	Addition of new paragraph 6.12 to article 6 of the Company’s articles of association

Based on recommendations from the nominating and corporate governance committee of the Board, the Board proposes to add a new paragraph 6.12 to article 6 of the Company’s articles of association which shall read as follows:

“In connection with a general meeting of shareholders, the board of directors may decide that no entry shall be made in the register of shareholders and no notice of a transfer shall be recognised by the Company and any Depositary or registrar(s) during the period starting on the Record Date (as hereinafter defined) and ending on the closing of such general meeting, subject to compliance with the applicable rules of any foreign stock exchange, if the shares of the Company are listed on a foreign stock exchange.”

Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to add a new paragraph 6.12 to article 6 of the Company’s articles of association which shall read as follows:

“In connection with a general meeting of shareholders, the board of directors may decide that no entry shall be made in the register of shareholders and no notice of a transfer shall be recognised by the Company and any Depositary or registrar(s) during the period starting on the Record Date (as hereinafter defined) and ending on the closing of such general meeting, subject to compliance with the applicable rules of any foreign stock exchange, if the shares of the Company are listed on a foreign stock exchange.”

Vote required and recommendation of Board:

The addition of new paragraph 6.12 to article 6 of the Company’s articles of association as per the above requires the affirmative vote of a majority of at least two-thirds of votes validly cast on such matter by the shareholders entitled to vote at the Extraordinary General Meeting (subject to the quorum requirements described under section IV (Quorum) above).

The Board recommends a vote “FOR” the addition of new paragraph 6.12 to article 6 of the Company’s articles of association as per the above.

2.	Amendment of paragraph 8.3 of article 8 of the Company’s articles of association

Based on recommendations from the nominating and corporate governance committee of the Board, the Board proposes to amend paragraph 8.3 of article 8 of the Company’s articles of association by adding the following sentence at the end of such provision:

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“If the shares of the Company are listed on a foreign stock exchange, the requirements of such foreign stock exchange applicable to the Company shall additionally be complied with.”

Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to amend paragraph 8.3 of article 8 of the Company’s articles of association by adding the following sentence at the end of such provision:

“If the shares of the Company are listed on a foreign stock exchange, the requirements of such foreign stock exchange applicable to the Company shall additionally be complied with.”

Vote required and recommendation of Board:

The amendment of paragraph 8.3 of article 8 of the Company’s articles of association as per the above requires the affirmative vote of a majority of at least two-thirds of votes validly cast on such matter by the shareholders entitled to vote at the Extraordinary General Meeting (subject to the quorum requirements described under section IV (Quorum) above).

The Board recommends a vote “FOR” the amendment of paragraph 8.3 of article 8 of the Company’s articles of association as per the above.

3.	Addition of new paragraph 8.5 to article 8 of the Company’s articles of association

Based on recommendations from the nominating and corporate governance committee of the Board, the Board proposes to add a new paragraph 8.5 to article 8 of the Company’s articles of association which shall read as follows:

“If the shares of the Company are listed on a foreign stock exchange, all shareholders of the Company (for the avoidance of doubt, including any registered shareholder, any Depositary and, without prejudice to any requirements as set out in any other provision of these articles of association, any Holder) are entitled to be admitted to any general meeting of shareholders provided, however, that the board of directors may determine a date and time preceding the general meeting of shareholders as the record date for admission to such meeting, which may not be less than five (5) calendar days before the date of such meeting (the “Record Date”).”

Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to add a new paragraph

8.5 to article 8 of the Company’s articles of association which shall read as follows:

“If the shares of the Company are listed on a foreign stock exchange, all shareholders of the Company (for the avoidance of doubt, including any registered shareholder, any Depositary and, without prejudice to any requirements as set out in any other provision of these articles of association, any Holder) are entitled to be admitted to any general meeting of shareholders provided, however, that the board of directors may determine a date and time preceding the general meeting of shareholders as

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the record date for admission to such meeting, which may not be less than five (5) calendar days before the date of such meeting (the “Record Date”).”

Vote required and recommendation of Board:

The addition of new paragraph 8.5 to article 8 of the Company’s articles of association as per the above requires the affirmative vote of a majority of at least two-thirds of votes validly cast on such matter by the shareholders entitled to vote at the Extraordinary General Meeting (subject to the quorum requirements described under section IV (Quorum) above).

The Board recommends a vote “FOR” the addition of new paragraph 8.5 to article 8 of the Company’s articles of association as per the above.

4.	Amendment of paragraph 9.6 of article 9 of the Company’s articles of association

Based on recommendations from the nominating and corporate governance committee of the Board and in order to make the procedures applicable to general meetings of the shareholders of the Company less burdensome, the Board proposes to amend paragraph 9.6 of article 9 of the Company’s articles of association such that it shall henceforth read as follows:

“The board of directors may in its sole discretion authorize each shareholder to vote at a general meeting through a signed voting form sent by post, electronic mail, facsimile or any other means of communication to the Company’s registered office or to the address specified in the convening notice. Subject to such authorization by the board of directors, the shareholders may only use voting forms provided by the Company which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposals submitted to the shareholders, as well as for each proposal three boxes allowing the shareholder to vote in favour thereof, against, or abstain from voting by ticking the appropriate box. For the avoidance of doubt, shareholders may not vote by voting forms where the board of directors has not authorized such voting method for a given general meeting.”

Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to amend paragraph 9.6 of article 9 of the Company’s articles of association which shall read as follows:

“The board of directors may in its sole discretion authorize each shareholder to vote at a general meeting through a signed voting form sent by post, electronic mail, facsimile or any other means of communication to the Company’s registered office or to the address specified in the convening notice. Subject to such authorization by the board of directors, the shareholders may only use voting forms provided by the Company which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposals submitted to the shareholders, as well as for each proposal three boxes allowing the shareholder to vote in favour thereof, against, or abstain from voting by ticking the

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appropriate box. For the avoidance of doubt, shareholders may not vote by voting forms where the board of directors has not authorized such voting method for a given general meeting.”

Vote required and recommendation of Board:

The amendment of paragraph 9.6 of article 9 of the Company’s articles of association as per the above requires the affirmative vote of a majority of at least two-thirds of votes validly cast on such matter by the shareholders entitled to vote at the Extraordinary General Meeting (subject to the quorum requirements described under section IV (Quorum) above).

The Board recommends a vote “FOR” the amendment of paragraph 9.6 of article 9 of the Company’s articles of association.

5.	Amendment of paragraph 9.7 of article 9 of the Company’s articles of association

Based on recommendations from the nominating and corporate governance committee of the Board, the Board proposes to amend paragraph 9.7 of article 9 of the Company’s articles of association such that it shall henceforth read as follows:

“Voting forms which, for a proposed resolution, do not show (i) a vote in favour of the proposed resolution, (ii) a vote against the proposed resolution or (iii) an abstention from voting on the proposed resolution, are void with respect to such resolution. If a shareholder votes by means of a voting form, the voting form shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such voting forms. The Company shall only take into account voting forms received no later than three (3) business days prior to the date of the general meeting to which they relate. The board of directors may set a shorter period for the submission of the voting forms.”

Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to amend paragraph 9.7 of article 9 of the Company’s articles of association such that it shall henceforth read as follows:

“Voting forms which, for a proposed resolution, do not show (i) a vote in favour of the proposed resolution, (ii) a vote against the proposed resolution or (iii) an abstention from voting on the proposed resolution, are void with respect to such resolution. If a shareholder votes by means of a voting form, the voting form shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such voting forms. The Company shall only take into account voting forms received no later than three (3) business days prior to the date of the general meeting to which they relate. The board of directors may set a shorter period for the submission of the voting forms.”

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Vote required and recommendation of Board:

The amendment of paragraph 9.7 of article 9 of the Company’s articles of association as per the above requires the affirmative vote of a majority of at least two-thirds of votes validly cast on such matter by the shareholders entitled to vote at the Extraordinary General Meeting (subject to the quorum requirements described under section IV (Quorum) above).

The Board recommends a vote “FOR” the amendment of paragraph 9.7 of article 9 of the Company’s articles of association.

6.	Addition of new paragraph 9.8 to article 9 of the Company’s articles of association

Based on recommendations from the nominating and corporate governance committee of the Board, the Board proposes to add a new paragraph 9.8 to article 9 of the Company’s articles of association (and the numbering of article 9 shall be adjusted accordingly) which shall read as follows:

“If a shareholder votes by means of proxy, the proxy shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such proxies. The Company shall only take into account proxies received no later than three (3) business days prior to the date of the general meeting to which they relate. The board of directors may set a shorter period for the submission of the proxies.”

Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to add a new paragraph 9.8   to article 9 of the Company’s articles of association (and the numbering of article 9 shall be adjusted accordingly) which shall read as follows:

“If a shareholder votes by means of proxy, the proxy shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such proxies. The Company shall only take into account proxies received no later than three (3) business days prior to the date of the general meeting to which they relate. The board of directors may set a shorter period for the submission of the proxies.”

Vote required and recommendation of Board:

The addition of new paragraph 9.8 to article 9 of the Company’s articles of association as per the above requires the affirmative vote of a majority of at least two-thirds of votes validly cast on such matter by the shareholders entitled to vote at the Extraordinary General Meeting (subject to the quorum requirements described under section IV (Quorum) above).

The Board recommends a vote “FOR” the addition of new paragraph 9.8 to article 9 of the Company’s articles of association.

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7.	Addition of new paragraph 9.9 to article 9 of the Company’s articles of association

Based on recommendations from the nominating and corporate governance committee of the Board, the Board proposes to add a new paragraph 9.9 to article 9 of the Company’s articles of association (and the numbering of article 9 shall be adjusted accordingly) which shall read as follows:

“A holder of shares held through the operator of a securities settlement system or with a Depositary wishing to attend a general meeting must provide the Company with a certificate issued by such operator or Depositary certifying the number of shares recorded in the relevant account on the Record Date and showing that such shares are blocked until the closing of the general meeting to which it relates. Such certificate must be provided to the Company no later than three (3) business days prior to the date of such general meeting. If such holder of shares votes by means of a proxy, article 9.8 of these articles of association shall apply.”

Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to add a new paragraph 9.9  to article 9 of the Company’s articles of association (and the numbering of article 9 shall be adjusted accordingly) which shall read as follows:

“A holder of shares held through the operator of a securities settlement system or with a Depositary wishing to attend a general meeting must provide the Company with a certificate issued by such operator or Depositary certifying the number of shares recorded in the relevant account on the Record Date and showing that such shares are blocked until the closing of the general meeting to which it relates. Such certificate must be provided to the Company no later than three (3) business days prior to the date of such general meeting. If such holder of shares votes by means of a proxy, article 9.8 of these articles of association shall apply.”

Vote required and recommendation of Board:

The addition of new paragraph 9.9 to article 9 of the Company’s articles of association as per the above requires the affirmative vote of a majority of at least two-thirds of votes validly cast on such matter by the shareholders entitled to vote at the Extraordinary General Meeting (subject to the quorum requirements described under section IV (Quorum) above).

The Board recommends a vote “FOR” the addition of new paragraph 9.9 to article 9 of the Company’s articles of association as per the above.

8.	Amendment of paragraph 20.5 of article 20 of the Company’s articles of association

Based on recommendations from the nominating and corporate governance committee of the Board, the Board proposes to amend paragraph 20.5 of article 20 of the Company’s articles of association by adding the following sentence at the end of such provision:

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“When Nasdaq Listing Rule 5605(b) requires that, at least once a year, only independent directors of the Company may hold a meeting of the board of directors, the quorum required for a meeting of the board of directors can be disregarded and the independent directors must all be present or represented at such meeting.”

Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to amend paragraph

20.5 of article 20 of the Company’s articles of association by adding the following sentence at the end of such provision:

“When Nasdaq Listing Rule 5605(b) requires that, at least once a year, only independent directors of the Company may hold a meeting of the board of directors, the quorum required for a meeting of the board of directors can be disregarded and the independent directors must all be present or represented at such meeting.”

Vote required and recommendation of Board:

The amendment of paragraph 20.5 of article 20 of the Company’s articles of association as per the above requires the affirmative vote of a majority of at least two-thirds of votes validly cast on such matter by the shareholders entitled to vote at the Extraordinary General Meeting (subject to the quorum requirements described under section IV (Quorum) above).

The Board recommends a vote “FOR” the amendment of paragraph 20.5 of article 20 of the Company’s articles of association.

9.	Ratification of all convening and holding procedures and formalities with respect to the Special General Meeting and the Extraordinary General Meeting

The Board proposes to ratify all convening and holding procedures and formalities with respect to the Special General Meeting and the Extraordinary General Meeting, in particular the concept of the “Record Date”.

Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to ratify all convening and holding procedures and formalities with respect to the Special General Meeting and the Extraordinary General Meeting.

Vote required and recommendation of Board:

The ratification of all convening and holding procedures and formalities with respect to the Special General Meeting and the Extraordinary General Meeting requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Extraordinary General Meeting. In the case of an equality of votes, the resolution will fail.

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The Board recommends a vote “FOR” the ratification of all convening and holding procedures and formalities with respect to the Special General Meeting and the Extraordinary General Meeting.

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SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the chairman of the Board or the chairperson of any committee of the Board, by writing to them at the following address:

Akazoo S.A.

19, rue de Bitbourg

L-1273 Luxembourg, Grand Duchy of Luxembourg
Attn: General Counsel

Concerns relating to accounting, internal control or auditing matters should be communicated to the Company through the General Counsel and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and special reports and other information with the U.S. Securities and Exchange Commission (the SEC). The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. In addition, the Company’s SEC filings are also available to the public on the Company’s website at investors.akazoo.com and at www.proxyvote.com.

The Company files annual financial statements and certain other information with the Luxembourg Register of Trade and Companies (Registre de commerce et des sociétés, Luxembourg) (the RCS). The Company’s RCS filings are available to the public on the RCS’s website at www.lbr.lu.

Information available on the Company’s website, the SEC’s website or the RCS’s website is not incorporated by reference into this document, and you should not consider information available on these websites as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting

Information is now available regarding the Extraordinary General Meeting at investors.akazoo.com and www.proxyvote.com.

YOUR VOTE IS CRUCIAL. THE BOARD URGES YOU TO VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY FORM OR VOTING FORM.

With respect to the matters to be considered at the Extraordinary General Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder. If you wish to attend the Extraordinary General Meeting in

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person, you must reserve your seat by 13 March 2020 (5 p.m. Luxembourg time / noon New York time) by contacting our Investor Relations department at investors@akazoo.com.

Additional details regarding requirements for admission to the Extraordinary General Meeting are described in the proxy statement under section VII. (Attending the Extraordinary General Meeting in person).

Regardless of whether or not you plan to attend the Extraordinary General Meeting, please follow the instructions you received from the Company or your bank, brokerage firm or other record owner to authorize a proxy to vote your shares or submit a voting form as soon as possible to ensure that your shares are represented at the Extraordinary General Meeting.

Any shareholder that decides to attend the Extraordinary General Meeting in person may, if so desired, revoke a prior proxy or retract a prior voting form by voting such shareholder’s shares at the Extraordinary General Meeting as further described in the proxy statement under section VI. (Process for voting by proxy form or voting form and revocation / retraction).

Luxembourg, 26 February 2020

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Schedule 2

SHAREHOLDER PROXY

Extraordinary General

Meeting

of the shareholders of

Akazoo S.A.

(the Company)

(R.C.S. Luxembourg: B232611)
to be held on 17 March 2020

at 5 p.m. Luxembourg time / noon New York
time at its registered office located at 19, rue de
Bitbourg, L-1273 Luxembourg, Grand Duchy of
Luxembourg

This is a shareholder proxy form for registered holders of shares in the Company. If your shares are held in “street name”, you will receive instructions from your bank, brokerage firm or other record owner and you must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

This proxy will be automatically invalidated if the undersigned was not the holder of record of the referenced shares in the Company at 11 p.m. Luxembourg time / 5 p.m. New York time on 18 February 2020 (the Record Date).

If you are a registered holder of shares in the Company, please complete the proxy card provided to you.

In order to be taken into account, you must return the completed proxy card no later than 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time).

ANY PROXY CARD RECEIVED AFTER THE ABOVE DEADLINE SHALL BE DISREGARDED.

IMPORTANT PLEASE READ THE INSTRUCTIONS AND INFORMATION ON THE BACK OF THIS DOCUMENT

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IMPORTANT INSTRUCTIONS AND INFORMATION – PLEASE READ

IDENTIFICATION OF THE SHAREHOLDER

a)	If your shares are held in “street name” as of the close of business (11 p.m. Luxembourg time / 5 p.m. New York time) on 18 February 2020 (being the “record date” for the Extraordinary General Meeting), you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

b)	A shareholder can be represented by a proxy of his/her choice who does not need to be a shareholder. One person may represent several or even all shareholders. If you wish to obtain further information on representation by a proxy other than the attorney mentioned in the proxy card, please contact investors@akazoo.com.

PERSONAL DATA

In connection with the Extraordinary General Meeting, we are required to collect certain data including personal data in order to confirm the identity of individual shareholders or shareholder representatives for the purpose of carrying out the Extraordinary General Meeting and to comply with applicable laws and regulations. Such personal data may include your contact details and identification details (name, address, date of birth, ID number, etc.). By submitting the proxy card, you confirm that you understand the fact that the data including personal data will be collected, processed and used in connection with the Extraordinary General Meeting including for the purpose of the organization of the Extraordinary General Meeting and the voting on the resolutions in accordance with the Company’s articles of association and applicable laws. The Company is the data controller for any personal data that is collected in connection with the Extraordinary General Meeting.

We may disclose your personal data to certain entities to the extent required to perform the various activities related to the Extraordinary General Meeting, such as Broadridge Financial Solutions, Arendt Services S.A., Norton Rose Fulbright LLP (or any of its affiliates), Norton Rose Fulbright Luxembourg SCS (or any of its affiliates), persons as required by any law, regulation or rules and otherwise as deemed reasonably necessary for the conduct of the Company’s business (such persons to whom personal data may be transferred being referred to together as the Processors).

We may further transfer your personal data to countries outside of the EU/EEA if this is necessary for the performance of the Extraordinary General Meeting or to the extent it is required by law. Such countries may have no data protection laws or laws that are of a lower standard than Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR). In such case, we shall ensure that the transfer of your personal data is carried out in compliance with European data protection legislation and that appropriate safeguards are in place.

The Company and the Processors shall keep all personal data secure in accordance with the GDPR.

You have a right of access, rectification, erasure, restriction or objection on processing, and the right to data portability, as regards your data, unless it adversely affects the Company’s obligation in relation to the Extraordinary General Meeting or the Company demonstrates compelling legitimate grounds for the processing. If you wish to exercise any of your rights mentioned above, please contact the Company at investors@akazoo.com. Data may be stored for as long as necessary for the purposes indicated hereinabove and for the fulfillment of the Extraordinary General Meeting, unless otherwise required by applicable laws or regulations.

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Schedule 3

VOTING FORM

Extraordinary General Meeting

of the shareholders of

Akazoo S.A.

(the Company)

(R.C.S. Luxembourg: B232611)
to be held on 17 March 2020

at 5 p.m. Luxembourg time / noon New York
time at its registered office located at 19,
rue de Bitbourg, L-1273 Luxembourg,
Grand Duchy of
Luxembourg

Shareholder (corporate) name: Shareholder address or registered office: Registered shares directly held on Record Date:

Date and signature:

This is a voting form for registered holders of shares in the Company. If your shares are held in “street name”, you will receive instructions from your bank, brokerage firm or other record owner and you must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

This voting form will be automatically invalidated if the undersigned was not the holder of record of the referenced shares in the Company at 11 p.m. Luxembourg time / 5 p.m. New York time on 18 February 2020 (the Record Date).

If you are a registered holder of shares in the Company, please complete the form and date and sign above.

I hereby confirm that I will not attend the Extraordinary General Meeting. I vote on all resolutions on the agenda of the Extraordinary General Meeting, or any adjournment or postponement thereof (including, without limitation, any reconvened Extraordinary General Meeting in accordance with article 450-3 (2) of the Luxembourg law of 10 August 1915 on commercial companies), as follows, hereby revoking any proxy previously given or voting form previously issued:

(1)	Agenda item: Addition of new paragraph 6.12 to article 6 of the Company’s articles of association
Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to add a new paragraph 6.12 to

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article 6 of the Company’s articles of association which shall read as follows:

“In connection with a general meeting of shareholders, the board of directors may decide that no entry shall be made in the register of shareholders and no notice of a transfer shall be recognised by the Company and any Depositary or registrar(s) during the period starting on the Record Date (as hereinafter defined) and ending on the closing of such general meeting, subject to compliance with the applicable rules of any foreign stock exchange, if the shares of the Company are listed on a foreign stock exchange.”

Vote:
For ☐ Number of shares: ______________________	Against ☐ Number of shares: _____________________	Abstention ☐ Number of shares: _____________________

(2)	Agenda item: Amendment of paragraph 8.3 of article 8 of the Company’s articles of association

Proposed resolution:

The Extraordinary General Meeting hereby RESOLVES to amend paragraph 8.3 of article 8 of the Company’s articles of association by adding the following sentence at the end of such provision:

“If the shares of the Company are listed on a foreign stock exchange, the requirements of such foreign stock exchange applicable to the Company shall additionally be complied with.”

Vote:

For ☐ Number of shares: ______________________	Against ☐ Number of shares: _____________________	Abstention ☐ Number of shares: _____________________

(3)	Agenda item: Addition of new paragraph 8.5 to article 8 of the Company’s articles of association
Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to add a new paragraph 8.5 to

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article 8 of the Company’s articles of association which shall read as follows:

“If the shares of the Company are listed on a foreign stock exchange, all shareholders of the Company (for the avoidance of doubt, including any registered shareholder, any Depositary and, without prejudice to any requirements as set out in any other provision of these articles of association, any Holder) are entitled to be admitted to any general meeting of shareholders provided, however, that the board of directors may determine a date and time preceding the general meeting of shareholders as the record date for admission to such meeting, which may not be less than five (5) calendar days before the date of such meeting (the “Record Date”).”

Vote:

For ☐ Number of shares: ______________________	Against ☐ Number of shares: _____________________	Abstention ☐ Number of shares: _____________________

(4)	Agenda item: Amendment of paragraph 9.6 of article 9 of the Company’s articles of association

Proposed resolution:

The Extraordinary General Meeting hereby RESOLVES to amend paragraph 9.6 of article 9 of the Company’s articles of association which shall read as follows:

“The board of directors may in its sole discretion authorize each shareholder to vote at a general meeting through a signed voting form sent by post, electronic mail, facsimile or any other means of communication to the Company’s registered office or to the address specified in the convening notice. Subject to such authorization by the board of directors, the shareholders may only use voting forms provided by the Company which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposals submitted to the shareholders, as well as for each proposal three boxes allowing the shareholder to vote in favour thereof, against, or abstain from voting by ticking the appropriate box. For the avoidance of doubt, shareholders may not vote by voting forms where the board of directors has not authorized such voting method for a given general meeting.”

Vote:
For ☐ Number of shares: ______________________	Against ☐ Number of shares: _____________________	Abstention ☐ Number of shares: _____________________

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(5)	Agenda item:
Amendment of paragraph 9.7 of article 9 of the Company’s articles of association
Proposed resolution:
The Extraordinary General Meeting hereby RESOLVES to amend paragraph 9.7 of article 9 of the Company’s articles of association such that it shall henceforth read as follows:
“Voting forms which, for a proposed resolution, do not show (i) a vote in favour of the proposed resolution, (ii) a vote against the proposed resolution or (iii) an abstention from voting on the proposed resolution, are void with respect to such resolution. If a shareholder votes by means of a voting form, the voting form shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such voting forms. The Company shall only take into account voting forms received no later than three (3) business days prior to the date of the general meeting to which they relate. The board of directors may set a shorter period for the submission of the voting forms.”
Vote:

For ☐ Number of shares: ______________________	Against ☐ Number of shares: _____________________	Abstention ☐ Number of shares: _____________________

(6)	Agenda item: Addition of new paragraph 9.8 to article 9 of the Company’s articles of association

Proposed resolution:

The Extraordinary General Meeting hereby RESOLVES to add a new paragraph 9.8 to article 9 of the Company’s articles of association (and the numbering of article 9 shall be adjusted accordingly) which shall read as follows:

“If a shareholder votes by means of proxy, the proxy shall be deposited at the registered office of the Company or with an agent of the Company duly authorised to receive such proxies. The Company shall only take into account proxies received no later than three

(3) business days prior to the date of the general meeting to which they relate. The

27

board of directors may set a shorter period for the submission of the proxies.”
Vote:

For ☐ Number of shares: ______________________	Against ☐ Number of shares: _____________________	Abstention ☐ Number of shares: _____________________

(7)	Agenda item: Addition of new paragraph 9.9 to article 9 of the Company’s articles of association

Proposed resolution:

The Extraordinary General Meeting hereby RESOLVES to add a new paragraph 9.9 to article 9 of the Company’s articles of association (and the numbering of article 9 shall be adjusted accordingly) which shall read as follows:

“A holder of shares held through the operator of a securities settlement system or with a Depositary wishing to attend a general meeting must provide the Company with a certificate issued by such operator or Depositary certifying the number of shares recorded in the relevant account on the Record Date and showing that such shares are blocked until the closing of the general meeting to which it relates. Such certificate must be provided to the Company no later than three (3) business days prior to the date of such general meeting. If such holder of shares votes by means of a proxy, article 9.8 of these articles of association shall apply.”

Vote:

For ☐ Number of shares: ______________________	Against ☐ Number of shares: _____________________	Abstention ☐ Number of shares: _____________________

(8)	Agenda item: Amendment of paragraph 20.5 of article 20 of the Company’s articles of association

Proposed resolution:

The Extraordinary General Meeting hereby RESOLVES to amend paragraph 20.5 of article 20 of the Company’s articles of association by adding the following sentence at the end of such provision:

“When Nasdaq Listing Rule 5605(b) requires that, at least once a year, only independent

28

directors of the Company may hold a meeting of the board of directors, the quorum required for a meeting of the board of directors can be disregarded and the independent directors must all be present or represented at such meeting.”
Vote:

For ☐ Number of shares: ______________________	Against ☐ Number of shares: _____________________	Abstention ☐ Number of shares: _____________________

(9)	Agenda item: Ratification of all convening and holding procedures and formalities with respect to the Special General Meeting and the Extraordinary General Meeting

Proposed resolution:

The Extraordinary General Meeting hereby RESOLVES to ratify all convening and holding procedures and formalities with respect to the Special General Meeting and the Extraordinary General Meeting

Vote:

For ☐ Number of shares: ______________________	Against ☐ Number of shares: _____________________	Abstention ☐ Number of shares: _____________________

Voting forms which, for a proposed resolution, do not show (i) a vote in favor or (ii) a vote against the proposed resolutions or (iii) an abstention are void with respect to such resolution. In case of amendment, during the Extraordinary General Meeting, or any adjournment or postponement thereof (including, without limitation, any reconvened Extraordinary General Meeting in accordance with article 450-3 (2) of the Luxembourg law of 10 August 1915 on commercial companies), of a proposed resolution regarding which a vote has been cast by way of a voting form, such vote shall be considered void.

If any other matters were to come before the Extraordinary General Meeting, or any adjournment or postponement thereof (including, without limitation, any reconvened Extraordinary General Meeting in accordance with article 450-3 (2) of the Luxembourg law of 10 August 1915 on commercial companies), I give power to any lawyer or employee of Norton Rose Fulbright Luxembourg SCS, with full power of substitution, to vote in my name and in accordance with the Board’s voting

29

recommendations on such new resolutions, unless I tick the box below (in which case I shall be deemed to abstain from voting on such new resolutions):

“I abstain” □

In order to be taken into account, you must return the completed, signed and dated voting form no later than 13 March 2020 (4:59 a.m. Luxembourg time) / 12 March 2020 (11:59 p.m. New York time) to the following address:

Akazoo S.A., c/o Broadridge Financial Solutions

51 Mercedes Way

Edgewood, New York 11717

United States of America

ANY VOTING FORM RECEIVED AFTER THE ABOVE DEADLINE SHALL BE DISREGARDED.

IMPORTANT

PLEASE READ THE INSTRUCTIONS AND INFORMATION ON THE BACK OF THIS FORM

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IMPORTANT INSTRUCTIONS AND INFORMATION – PLEASE READ

IDENTIFICATION OF THE SHAREHOLDER

a)	The signatory is requested to accurately enter into the relevant box his/her name (in capital letters), his/her first name and address. If this information already appears on the form, the signatory should verify and, if appropriate, correct it. In case of legal entities, the corporate name and the registered office must be indicated as well as the name, first name, and title of the signatory. If the signatory is not the shareholder (for example: a receiver, guardian, etc.), he/she must mention his/her name, first name and the capacity in which he/she signs the form.

b)	If your shares are held in “street name” as of the close of business (11 p.m. Luxembourg time / 5 p.m. New York time) on 18 February 2020 (being the “record date” for the Extraordinary General Meeting), you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of, and adhere to the deadlines set by, such bank, brokerage firm or other record owner, in order for your shares to be voted.

PERSONAL DATA

In connection with the Extraordinary General Meeting, we are required to collect certain data including personal data in order to confirm the identity of individual shareholders or shareholder representatives for the purpose of carrying out the Extraordinary General Meeting and to comply with applicable laws and regulations. Such personal data may include your contact details and identification details (name, address, date of birth, ID number, etc.). By signing on the reverse side of this form, you confirm that you understand the fact that the data including personal data will be collected, processed and used in connection with the Extraordinary General Meeting including for the purpose of the organization of the Extraordinary General Meeting and the voting on the resolutions in accordance with the Company’s articles of association and applicable laws. The Company is the data controller for any personal data that is collected in connection with the Extraordinary General Meeting.

We may disclose your personal data to certain entities to the extent required to perform the various activities related to the Extraordinary General Meeting, such as Broadridge Financial Solutions, Arendt Services S.A., Norton Rose Fulbright LLP (or any of its affiliates), Norton Rose Fulbright Luxembourg SCS (or any of its affiliates), persons as required by any law, regulation or rules and otherwise as deemed reasonably necessary for the conduct of the Company’s business (such persons to whom personal data may be transferred being referred to together as the Processors).

We may further transfer your personal data to countries outside of the EU/EEA if this is necessary for the performance of the Extraordinary General Meeting or to the extent it is required by law. Such countries may have no data protection laws or laws that are of a lower standard than Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR). In such case, we shall ensure that the transfer of your personal data is carried out in compliance with European data protection legislation and that appropriate safeguards are in place.

The Company and the Processors shall keep all personal data secure in accordance with the GDPR.

You have a right of access, rectification, erasure, restriction or objection on processing, and the right to data portability, as regards your data, unless it adversely affects the Company’s obligation in relation to the Extraordinary General Meeting or the Company demonstrates compelling legitimate grounds for the processing. If you wish to exercise any of your rights mentioned above, please contact the Company at investors@akazoo.com. Data may be stored for as long as necessary for the purposes indicated hereinabove and for the fulfillment of the Extraordinary General Meeting, unless otherwise required by applicable laws or regulations.

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